Filed Pursuant to Rule 424 (b) (3)
Registration No. 333-142925

PROSPECTUS

Idaho General Mines, Inc.

13,317,202 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale of up to 13,317,202 shares of common stock from time to time by certain of our shareholders, or persons who may become our shareholders upon the exercise of outstanding warrants. We refer to these persons throughout this prospectus as the “selling shareholders.”  We will not receive any proceeds from the sale of the common stock offered under this prospectus.

Our common stock is quoted on the American Stock Exchange under the symbol “GMO”. On June 18, 2007, the last reported sale price of our common stock was $6.15.

INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS.  FOR INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS, SEE “RISK FACTORS” BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 19, 2007

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Selling Shareholders
Plan of Distribution
Legal Matters
Experts
Indemnification
Where You Can Find More Information

You should rely only on the information contained and incorporated by reference in this prospectus.  We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. We are not making an offer to sell and are not seeking offers to buy these securities in any jurisdiction where such an offer or sale is not permitted.

You should assume that the information appearing herein is accurate as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospectus may have changed since that date.

PROSPECTUS SUMMARY

The following is a summary of our company and should be read together with the more detailed information and financial data and statements included and incorporated by reference in this prospectus.  This summary does not contain all of the information you should consider before investing in our securities.  You should read this entire prospectus and the information incorporated by reference herein carefully, especially the risks of investing in our securities discussed under “Risk Factors,” before making an investment decision.  In this prospectus, unless otherwise noted, the terms “we,” “our”, “us”, and “our company” refer to Idaho General Mines, Inc.

Overview

We are in the business of the exploration, development and, if warranted, the mining of properties containing molybdenum, as well as silver, gold, base metals and other specialty metals. We currently have a 30-year renewable lease for the lands related to, possess surface rights for, and own patented and unpatented claims to, the Mount Hope Project, a primary molybdenum property, located in Eureka County, Nevada. In 2006, we acquired a second significant molybdenum project, the Hall-Tonopah project, located in Nye County, Nevada. We also own other properties and mineral rights on which we intend to conduct mineral exploration and evaluation for determining economic viability for further development. We continue to identify, investigate, and acquire other potential properties for future development.

Mount Hope.   In November 2004, we entered into an option agreement with Mount Hope Mines, Inc., or MHMI, pursuant to which we were granted an exclusive one-year option to enter into a lease agreement for Mount Hope’s previously drilled molybdenum deposit consisting of 13 patented claims and 109 unpatented claims in Eureka County, Nevada, for a lease period of 30 years.  In April 2005, we completed a Phase 1 Mine Feasibility Study with respect to Mount Hope and began the permitting process for placing into production an open pit molybdenum mine, concentrator and processing facility capable of producing 40,000 tonnes (44,093 tons) of ore per day. In October 2005, we exercised the option and our lease agreement with MHMI became effective.

In December 2005, we completed a Technical Report which evaluated the potential to profitably extract the deeper portion of the Mount Hope deposit and augmented the mine plan contained in the 2005 Phase I Mine Feasibility Study. The augmented mine plan currently allows for the mining and processing of 920 million tonnes (1.0 billion tons) of molybdenum bearing rock over a mine production life of 50 or more years.

We are currently in the process of developing a new bankable feasibility study with respect to the Mount Hope Project, which is scheduled to be completed by July 2007. The bankable feasibility study will include optimized mine and waste rock placement plans as well as revised estimates for capital and operating costs in light of industry wide increases in input commodity, labor and construction costs over the last two years.  As we are currently focused primarily on the development of the Mount Hope Project, we do not expect to generate revenues from operations before production of molybdenum begins at the Mount Hope Project.

Hall Tonopah.   In March 2006, we purchased from High Desert Winds LLC its approximately ten square mile property in Nye County, Nevada, including water rights, mineral and surface rights, buildings and certain equipment. The property includes the former Hall molybdenum and copper deposit which was mined by open pit methods between 1982 and 1985 by the Anaconda Minerals Company and between 1988 and 1991 by Cyprus Metals Company for molybdenum. Equatorial Tonopah, Inc. mined copper from 1999 to 2000 on this property. Much of the deposit was drilled but not developed or mined.

In January 2007, we purchased 100% of the Stock in Equatorial Mining North America, Inc. and its two subsidiaries, which owned a 12% net smelter returns royalty on the Hall-Tonopah property, from Equatorial Mining Pty. Limited.

In January 2007, we also began a drilling program at Hall-Tonopah on the molybdenum mineralization of the existing molybdenum pit developed by Cyprus and an east extension mineralized area near the top of the east side of the existing pit. $2.2 million was budgeted for exploratory and mineralization confirmation drilling. This program includes 13 RC drill holes and six diamond drill holes. We expect completion and results of this drilling program in the second quarter of 2007. Assay data will be confirmed through our geological quality control program and then incorporated into a mineralization model.

Corporate Strategy and Objective

Our corporate strategy is to acquire and develop highly profitable advanced stage mineral deposits. Our near-term corporate objective is to profitably develop and operate the Mount Hope and Hall Tonopah Projects.

We believe we have the following business strengths which will enable us to achieve our objectives:

•       A strong, proven management team with experience in exploration, mine development and operations.

•       Our Mount Hope project, currently in the permitting and bankable feasibility stage, has high grades in the early years of production and is anticipated to be one of largest and lowest cost primary molybdenum producers in the world.

•       Current drilling at our second molybdenum project, Hall Tonopah, indicates the potential for significant expansion of the original 150 million tonnes (165 million tons) of mineralization estimated by former owner Cyprus Amax.

•       Mount Hope and Hall-Tonopah are located in Nevada, which is geopolitically safe and has a long and ongoing history of large-scale, open pit mining operations.

•       Strong molybdenum supply and demand market fundamentals.

Products

We do not currently produce any products. We are in the process of developing the Mount Hope molybdenum project. When in production, we expect Mount Hope to produce an average of approximately 30 to 35 million pounds of molybdenum per year over the first five years of production and approximately 1.2 billion pounds of molybdenum over the 50+ year life of the project. Mount Hope will primarily focus on producing Technical Grade Molybdenum Oxide, or TMO, because generally downstream processing begins with TMO. TMO is the most widely marketed molybdenum product.

Molybdenum is a primary alloying agent in steel and stainless steel products, including construction steel, stainless steel, oil and gas pipelines and tool steel. Molybdenum enhances steel strength and corrosion resistance. Other uses include fuel desulfurization catalysts, lubricants and alloy element in gas turbine engine components. Molybdenum has few substitutes.

The steel industry is a primary consumer of molybdenum and will be the primary market target for Mount Hope TMO. We will also consider the production of higher grade products suitable for use as catalysts in petroleum and other energy products.

The supply of molybdenum comes from both primary molybdenum mines, such as our proposed Mount Hope project and as a byproduct of porphyry copper production.

Corporate and Other Information

We are an Idaho corporation under the Idaho Business Corporation Act originally incorporated under the name “General Mines Corporation” on November 23, 1925. In 1966, we amended our articles of incorporation to change our name to “Idaho General Petroleum and Mines Corporation”, and amended our articles again in 1967 changing our name to “Idaho General Mines, Inc.” Our common stock is traded on the American Stock Exchange under the symbol “GMO”.  Our registered and principal executive office is located at 10 North Post Street, Suite 610, Spokane, Washington, United States 99201, and the phone number for that office is (509) 838-1213.

Prior to 2004, we had not conducted mineral exploration for a number of years and were dormant except for occasional timber harvesting. In 2004, due to increased prices for gold, silver and other metals and a more favorable climate for financing mineral exploration companies, our board of directors decided to engage in assessing the availability of advanced-stage mineral properties.

In addition to the registration of which this prospectus is a part, we filed a registration statement on March 31, 2006, which has since been amended and declared effective, registering the offer and sale of up to 39,814,140 shares of common stock from time to time by certain of our shareholders. We will not receive any proceeds from the sale of that common stock.

RISK FACTORS

An investment in our securities involves substantial risks.  Prospective purchasers should consider the following risk factors in connection with other information contained in this prospectus before making a decision to purchase the securities offered.  Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment.  We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Our investors may lose their entire investment in our securities

An investment in our securities is highly speculative and may result in the loss of the entire investment. Only potential investors who are experienced investors in high risk investments and who can afford to lose their entire investment should consider an investment in our securities.

Our profitability depends largely on the success of our Mount Hope Project, the failure of which would have a material adverse effect on our financial condition

We are focused primarily on the development of our Mount Hope Project. Accordingly, our profitability depends largely upon the successful development and operation of this project. We are currently incurring losses and we expect to continue to incur losses until molybdenum production begins at the Mount Hope Project. We cannot assure you that we will achieve production at the Mount Hope Project or that we will ever be profitable even if production is achieved. The failure to successfully develop the Mount Hope Project would have a material adverse effect on our financial condition, results of operations and cash flows. Even if we are successful in achieving production, an interruption in operations at Mount Hope that prevents us from extracting ore from the Mount Hope Project for any reason would have a material adverse impact on our business.

We require and may not be able to obtain substantial additional financing in order to fund our operations and if we are successful in raising additional capital, it may have a dilutive and other adverse effects on our shareholders

We will require substantial additional capital to develop the Mount Hope Project and to construct the mining and processing facilities at any site chosen for mining. We estimate that following the completion of permitting and engineering at the Mount Hope Project, the initial capital costs for the development of the Mount Hope Project could be between $600 million and $700 million, including contingencies, but excluding working capital, reclamation bonding requirements, inflation, interest and other financing costs. Those estimates could change after the detailed engineering process has been completed. We have limited financial resources, do not generate operating revenue, and must finance our Mount Hope Project development costs by other means. We cannot assure you that we will be able to obtain the necessary financing for the Mount Hope Project on favorable terms or at all. Additionally, if the actual costs to complete the development of the Mount Hope Project are significantly higher than we expect, we may not have enough funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent us from achieving production at the Mount Hope Project and impede our ability to become profitable.

We are currently reviewing the technical merits of some of our interests in properties other than the Mount Hope Project, including the Hall-Tonopah property. We will also require significant additional capital to permit and/or commence mining activities at this or any of our other potential projects. We cannot assure you that we will be able to obtain the financing necessary to exercise this option and we cannot assure you that we will be able to obtain the necessary financing to commence exploration activities on any of our other properties, should we decide to do so.

If additional financing is not available, or available only on terms that are not acceptable to us, we may be unable to fund the development and expansion of our business, attract qualified personnel, take advantage of business opportunities or respond to competitive pressures. Any of these events may harm our business. Also, if we raise funds by issuing additional shares of our common stock or debt securities convertible into common stock, our shareholders will experience dilution, which may be significant, to their ownership interest in us. If we raise funds by issuing shares of a different class of stock other than our common stock or by issuing debt, the holders of such different classes of stock or debt securities may have rights senior to the rights of the holders of our common stock.

Fluctuations in the market price of molybdenum and other metals could adversely affect the value of our company and our securities

The profitability of our mining operations will be directly related to the market price of the metals we mine. The market prices of base and precious metals such as molybdenum, copper, gold and silver fluctuate widely and are affected by numerous factors beyond the control of any mining company. These factors include fluctuations with respect to the rate of inflation, the exchange rates of the US dollar and other currencies, interest rates, global or regional political and economic conditions and banking crises, global and regional demand, production costs in major molybdenum producing areas and a number of other factors. Any drop in the price of molybdenum and other metals important to our operations would adversely impact our revenues, profits and cash flows. In particular, a sustained low molybdenum price could:

•        cause suspension of our development and, ultimately, mining operations at our Mount Hope Project, if such operations become uneconomic at the then-prevailing molybdenum price, thus further reducing revenues;

•        prevent us from fulfilling our obligations under our agreements or under our permits and licenses which could cause us to lose our interests in, or be forced to sell, our properties; and

•        have a negative effect on the availability of financing to us.

Furthermore, the need to reassess the feasibility of any of our projects if molybdenum prices decline could cause substantial delays or might interrupt operations until the reassessment can be completed. Mineral reserve calculations and life-of-mine plans using significantly lower molybdenum prices could result in reduced estimates of mineral reserves and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

The volatility in metals prices is illustrated by the quarterly average price ranges from January 2002 through December 2006 for the following metals: Molybdenum (lb) $2.73 - $35.37; Copper (lb) $0.70 - $3.52. Average molybdenum prices are quoted in Platt’s Metals Week. Average copper prices are from Comex, a division of the New York Mercantile Exchange, and the London Metal Exchange.

Our profitability is subject to demand for molybdenum, and any decrease in that demand, or increase in the world’s supply, could adversely affect our results of operations

Molybdenum is used primarily in the steel industry. The demand for molybdenum from the steel industry and other industries may decline due to a number of factors. A sustained low molybdenum demand (particularly from China) could cause suspension of our mining operations at our Mount Hope Project. A sustained significant increase in supply could also adversely affect our results. The robustness of the expansion in demand for metals such as molybdenum, is currently fuelled in large part by, and is dependent upon, the growth in Asia.

We may not be able to obtain or renew licenses, rights and permits required to develop or operate our mines, or we may encounter environmental conditions or requirements which would adversely affect our business

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. In addition to requiring permits for the development of the mine, we will need to obtain various mining and environmental permits during the life of the project. Obtaining and renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain or renew permits will be contingent upon many variables not within our control, including the environmental conditions at the location of the Mount Hope Project. Obtaining or renewing environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. We will be required to make applications to the BLM for the rights to develop our Mount Hope Project. We will also need to successfully complete the National Environmental Policy Act process of review and public scrutiny and obtain various state and federal permits including water discharge, waste facility and pit dewatering permits before we can mine and produce molybdenum products at our Mount Hope Project. There can be no assurance that all necessary permits will be obtained and, if obtained, will be renewed, or that in each case the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

The development of the Mount Hope Project may be delayed, which could result in increased costs or an inability to complete the development of the Mount Hope Project

We may experience delays in developing the Mount Hope Project. These could increase its development costs, affect its economic viability, or prevent us from completing its development.

The timing of development of the Mount Hope Project depends on many factors, some of which are beyond our control, including:

•        timely issuance of permits and licenses;

•        procurement of additional financing;

•        acquisition of surface land and easement rights required to develop and operate the project;

•        completion of basic engineering; and

•        construction of the project.

In addition, factors such as fluctuations in the market price of molybdenum and in foreign exchange or interest rates, as well as international political unrest, could adversely affect our ability to obtain adequate financing to fund the development of the project on a timely basis.

Our mineralization estimates are uncertain, and any material inaccuracies in those estimates could adversely affect the value of our properties

There are numerous uncertainties inherent in estimating mineralization, including many factors beyond our control. The estimation of mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing, production, and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of mineralization recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of specialty, base or precious metals also may render mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect mineralization.

Any material inaccuracies in our production estimates could adversely affect our results of operations

We have prepared estimates of future molybdenum production. We cannot assure you that we will ever achieve our production estimates or any production at all. Our production estimates depend on, among other things:

•        the accuracy of our mineralization estimates;

•        the accuracy of assumptions regarding ore grades and recovery rates;

•        ground conditions and physical characteristics of the mineralization, such as hardness and the presence or absence of particular metallurgical characteristics;

•        the accuracy of estimated rates and costs of mining and processing; and

•        our ability to obtain all permits and construct a processing facility at Mount Hope.

Our actual production may vary from our estimates if any of our assumptions prove to be incorrect. With respect to the Mount Hope Project, we do not have the benefit of actual mining and production experience in verifying our estimates, which increases the likelihood that actual production results will vary from the estimates.

Mining is inherently dangerous and subject to conditions or events beyond our control, and any operating hazards could have a material adverse effect on our business

Mining at the Mount Hope Project will involve various types of risks and hazards, including: environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structure cave-in or slides, flooding, fires and interruption due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums and some types of insurance may be unavailable or too expensive to maintain. We may suffer a material adverse effect on our business and the value of our securities may decline if we incur losses related to any significant events that are not covered by our insurance policies.

Our operations make us susceptible to environmental liabilities that could have a material adverse effect on us

Mining is subject to potential risks and liabilities associated with the potential pollution of the environment and the necessary disposal of mining waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on us. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

There is no guarantee that legal title to the properties in which we have an interest will not be challenged, which could result in the loss of our rights in those properties

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested. A successful claim contesting our title or interest to a property could cause us to lose our rights to mine that property. In addition, the success of such a claimant could result in our not being compensated for our prior expenditures relating to the property.

Mineral exploration and mining activities require compliance with a broad range of laws and regulations, and compliance with or violation of these laws and regulations may be costly

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection, reclamation obligations and mine safety. In order to comply with applicable laws and regulations, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation. We may also incur additional expenses and the our projects may be delayed as a result of changes and amendments to such laws and regulations.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from our exploration programs

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Non-compliance with our Mount Hope Lease could result in loss of our rights to develop the Mount Hope Project and may adversely affect our business

We lease the Mount Hope Project from Mount Hope Mines, Inc. under the Mount Hope Lease. Failure to comply with the terms of the Mount Hope Lease (which principally require us to make prescribed payments on or before certain prescribed dates) could result in loss of our rights to develop the Mount Hope Project. Any loss of rights under the Mount Hope Lease would have a material adverse effect on us and our ability to generate revenues.

Our ability to operate our company effectively could be impaired if we lose key personnel

We depend on the services of key executives and a small number of personnel focused on the development of the Mount Hope Project. Additionally, the number of persons skilled in the development and operation of mining properties is limited and significant competition exists for these individuals. We cannot assure you that we will be able to employ key personnel or that we will be able to attract and retain qualified personnel in the future. We do not maintain “key person” life insurance to cover our executive officers. Due to the relatively small size of our company, our failure to retain or attract key personnel may delay or otherwise adversely affect the development of the Mount Hope Project, which would have a material adverse effect on our business.

We may not be able to attract and retain the additional personnel we will need to develop any of our projects, including the Mount Hope Project

We are a small company with a limited operating history and relatively few employees. The development of any of our proposed projects, including the Mount Hope Project, will place substantial demands on us. We will be required to recruit additional personnel and to train, motivate and manage these new employees. There can be no assurance that we will be successful in attracting and retaining such personnel.

The mining industry is intensely competitive, and we may have difficulty effectively competing with other mining companies in the future

Mines have limited lives and, as a result, we must continually seek to replace and expand our mineralization through the acquisition of new properties. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold and other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which may have greater financial resources and larger technical staffs than we have. As a result of this competition, we may be unable to acquire attractive mining properties on acceptable terms.

Increased costs could affect our ability to become profitable

Costs at any particular mining location frequently are subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities, such as fuel, electricity and labor. Commodity costs are at times subject to volatile price movements, including increases that could make production at our projects less profitable or uneconomic.

We anticipate significant capital expenditures over the next several years in connection with the development of the Mount Hope Project. Costs associated with capital expenditures have escalated on an industry-wide basis over the last several years, as a result of major factors beyond our control, including the prices of oil, steel and other commodities. Increased costs for capital expenditures have an adverse effect on the returns anticipated from the Mount Hope project.

Shortages of critical parts, equipment and skilled labor may adversely affect our development projects

The industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor. These shortages have caused and may continue to cause unanticipated cost increases and delays in delivery times, potentially impacting operating costs, capital expenditures and production schedules.

Costs estimates and timing of new projects are uncertain

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. There are a number of factors that can affect costs and construction schedules, including, among others:

•        availability of labor, power, transportation, commodities and infrastructure;

•        increases in input commodity prices and labor costs;

•        fluctuations in exchange rates;

•        availability of financing;

•        difficulty of estimating construction costs over a period of years; and

•        delays in obtaining environmental or other government permits.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent changes and currently proposed changes in the rules and regulations which govern publicly-held companies. The Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. We are a small company with a limited operating history and no revenues or profits, which may influence the decisions of potential candidates we may recruit as directors or officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Any adverse results from evaluation of our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our common stock

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment by our senior management of the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

We will be required to assemble the system and processing documentation and perform the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Our common stock has a limited public market, which may adversely affect the market price of our shares and make it difficult for our shareholders to sell their shares

Our shares are currently listed and traded on the American Stock Exchange. There is no assurance, however, that we will be able to meet the continued listing criteria for this exchange or that an active and liquid trading market can be maintained for our common stock. Such a failure may have a material adverse impact on the market price of our shares and a shareholder’s ability to dispose of our common stock in a timely manner or at all.

We do not anticipate paying cash dividends in the foreseeable future

We do not plan to pay cash dividends on our common stock in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

Our officers and directors own a significant percentage of our common stock, which may limit the ability of our shareholders to influence corporate matters and discourage third parties from making a tender offer or bid to acquire us

As of February 28, 2007, Robert L. Russell, our Executive Director and Chairman of the Board, together with R. David Russell, a director and Robert Russell’s son, Matthew F. Russell, Robert Russell’s son, Mary Russell, the Company’s Asst. Secretary/Treasurer and Robert Russell’s spouse, Andy Russell, Robert Russell’s son, and the Company’s Director of Projects and Operations, Jeanene N. Russell Perry, Robert Russell’s daughter, Marian R. Russell, Robert Russell’s daughter, Marvin Russell, Robert Russell’s son, and Melanie Russell, Robert Russell’s daughter beneficially owned 13% of our common stock. As of February 28, 2007, the remaining executive officers and directors collectively beneficially owned 9% of our common stock. Together, these shareholders could influence the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, which may discourage third parties from making a tender offer or bidding to acquire us. The interests of these shareholders may differ or conflict with the interests of our other shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of our company, the Mount Hope Project and our other projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  We use the words “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “future”, “plan”, “estimate”, “potential” and other similar expressions to identify forward-looking statements.  Forward-looking statements may include, but are not limited to, statements with respect to the following:

•   the timing and possible outcome of pending regulatory and permitting matters;

•   the parameters and design of our planned initial mining facilities at the Mount Hope Project;

•   future financial or operating performances of our company and our projects;

•   the estimation and realization of mineralization, if any;

•   the timing of exploration, development and production activities and estimated future production, if any;

•   estimates related to costs of production, capital, operating and exploration expenditures;

•   requirements for additional capital;

•   government regulation of mining operations, environmental conditions and risks, reclamation and rehabilitation expenses;

•   title disputes or claims;

•   limitations of insurance coverage; and

•   the future price of molybdenum, gold, silver or other metals.

You should not place undue reliance on these forward-looking statements, which speak only as of the date made.  These forward-looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere included and incorporated by reference in this prospectus.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, our actual results could differ materially from those expressed in these forward-looking statements, and any events anticipated in the forward-looking statements may not actually occur.  Except as required by law, we undertake no duty to update any forward-looking statements after the date of this prospectus to conform those statements to actual results or to reflect the occurrence of unanticipated events. We qualify all forward-looking statements contained in this prospectus by the foregoing cautionary statements.

Use of Proceeds

We will not receive any proceeds from the sale by the selling shareholders of the shares of common stock covered by this prospectus, other than the exercise price paid to us upon exercise of any warrants held by the selling shareholders.

SELLING SHAREHOLDERS

As of June 15, 2007, the following table provides information regarding the ownership of our common stock held by each of the selling shareholders, including:

•                  the number of shares beneficially owned by each shareholder prior to this offering;

•                  the total number of shares that are to be offered by each shareholder;

•                  the total number of shares that will be owned by each shareholder upon completion of the offering; and

•                  the percentage owned by each shareholder upon completion of the offering.

Except as otherwise noted below or elsewhere in this document, the selling shareholders have not, within the past three years, had any position, office or other material relationship with us.  In addition, except as noted below, no selling stockholder is a broker-dealer or affiliated with a broker-dealer.

Selling Shareholder	Shares Owned Before the Offering	Shares to be Sold in the Offering(1)	Shares Owned after the Offering(2)	Percent Owned after the Offering(2)
Sprott Molybdenum Participation Corporation(3)	4,911,941	4,852,941	59,000	*
Citadel Equity Fund Ltd.(4)	1,857,817	1,857,817	—	*
HCM Energy Holdings, LLC(5)	926,470	926,470	—	*
CCM Master Qualified Fund, Ltd.(6)	15,910,485	3,392,185	12,518,300	21.4%
Matthew F. Russell	767,193	767,193	—	*
John Terry Mears	75,000	75,000	—	*
Robert L. Russell(7)	2,525,944	441,944	1,484,000	2.7%
Robert L. Dumont	1,458,652	328,652	1,130,000	2.1%
Norman A. Radford	243,975	45,000	198,975	*
John Benjamin	343,000	30,000	313,000	*
Robert L and Mary K Russell(7)	2,525,944	600,000	1,484,000	2.7%

*                    Less than 1%.

(1)             The number of shares in this column includes shares of our common stock that may be issued to each selling shareholder upon the exercise of outstanding warrants to purchase our common stock as of June 15, 2007.

(2)             The number or percentage of shares owned in this column (a) assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling shareholders are under no obligations known to us to sell any shares of common stock at this time, and (b) does not assume the conversion of any of our outstanding options or warrants.

(3)             The natural person who exercises voting and disposition power with respect to these securities is Eric Sprott.

(4)             This selling shareholder has represented to the company that it is an affiliate of Citadel Trading Group L.L.C., Citadel Derivatives Group LLC, and Palafox Trading LLC, which are registered broker-dealers. This selling shareholder has certified to the company that it bought the shares (or securities convertible into shares) to be sold in the offering in the ordinary course of business, and that, at the time of the purchase of the shares to be sold in the offering, this selling shareholder had no agreement or understandings, directly or indirectly, with any party to distribute the shares to be sold in the offering. Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(5)             The natural person who exercises voting and disposition power with respect to these securities is Peter H. Huizenga, manager of HCM Energy Holdings, LLC.

(6)             The natural person who exercises voting and disposition power with respect to these securities is Clint D. Coghill.

(7)             Beneficial ownership numbers include (a) 991,944 shares directly owned by Robert L. Russell, (b) 200,000 shares directly owned by Mary K. Russell, Mr. Russell’s spouse, and (c) 1,334,000 shares directly owned by Robert L. and Mary K. Russell.

Plan of Distribution

The selling shareholders and their successors, which includes their donees, pledges, transferees and successors-in-interest, may sell the shares of common stock offered by this prospectus from time to time in one or more transactions. We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders may sell the shares at fixed prices that may change, market prices at the time of sale, prices related to market prices at the time of sale, or negotiated prices.  The selling shareholders may sell the shares in one or more transactions:

•                  in the over-the-counter market;

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

•                  in privately negotiated transactions;

•                  through the writing of options (including the issuance by the selling shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•                  through the settlement of short sales; or

•                  through any combination of the foregoing.

The selling shareholders may sell the shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the securities.  These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. Any broker-dealer may act as a broker-dealer on behalf of a selling shareholder in connection with the offering of the shares.

There can be no assurance that any selling shareholder will sell any or all of the securities pursuant to this prospectus. Further, we cannot assure you that any such selling shareholder will not transfer, devise or gift the securities by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the securities by selling shareholders and any discounts or commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling shareholders were deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the securities are sold through underwriters, broker-dealers or agents, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

In connection with the sales of the securities, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the securities in the course of hedging their positions, sell the securities short and deliver the securities to close out short positions, loan or pledge securities to broker-dealers or other financial institutions that in turn may sell the securities, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the securities, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

The selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling shareholders or borrowed from the selling shareholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling shareholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment.

The selling security shareholders and any other person participating in the sale of securities will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the securities by the selling shareholders.

Subject to limited exceptions, we have agreed to bear all expenses in connection with the registration and sale of the shares being offered by the selling shareholders.  We and the selling shareholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Hull & Branstetter Chartered.

EXPERTS

We have incorporated by reference the audited financial statements in this prospectus in reliance upon the reports of Williams & Webster, P.S., independent registered certified public accountants, given on the authority of this firm as experts in accounting and auditing.

Certain information with respect to the mineralization and economic estimates of our 53-year mining plan incorporated by reference in this prospectus is derived from the reports of Independent Mining Consultants, Inc., and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

INDEMNIFICATION

The Idaho Business Corporation Act (“IBCA”) authorizes a corporation to indemnify directors and officers in certain circumstances. The corporation may indemnify against all reasonable expenses (including attorneys’ fees) for all judgments, fines and amounts paid in settlement.  The corporation may only indemnify an officer or director if:

(i)             the indemnified person acted in good faith and in a manner reasonably believed by the person to be in, or not opposed to, the best interests of the corporation; and

(ii)          in the case of a criminal proceeding, the indemnified person had no reasonable cause to believe his or her conduct was unlawful.

No indemnification may be made if it is determined that the individual did not meet the above listed standards or is determined to be liable on the basis that he or she received a financial benefit not entitled to.

A corporation’s determination of whether to indemnify someone must be made:

(i)             by a majority vote of the board of directors if there are two or more disinterested directors;

(ii)          by a committee of disinterested directors designated by the majority vote of the disinterested directors (even if less than a quorum);

(iii)       by special legal counsel if there are fewer than two disinterested directors; or

(iv)      by the shareholders, but shares owned by or voted by a director who is not disinterested may not be voted.

Where the person defends a matter successfully, indemnification for reasonable expenses is mandatory. Officers’ and directors’ expenses may be paid in advance of final disposition if the person agrees to repay the advances if he is later determined not to be entitled to indemnification.

Our articles of incorporation provide that our directors shall not be personally liable to us or our shareholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) conduct which violates the IBCA, pertaining to unpermitted distributions to shareholders or loans to directors, or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the IBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the IBCA, as so amended. Further, we are authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by our directors, officers, employees or agents in any proceeding (as defined in the IBCA) to the full extent of the laws of the State of Idaho as may now or hereafter exist.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding us and our common stock offered hereby, please refer to the registration statement and the exhibits filed as part of the registration statement.

In addition, we are required to file periodic and other reports with the SEC. The registration statement, including exhibits thereto, and all of our periodic and other reports may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain copies of these documents after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this base prospectus by referring you to those documents. The information incorporated by reference is an important part of this base prospectus. Information that we file later with the SEC will automatically update and may replace information in this base prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus:

•                  Annual Report on Form 10-KSB for the year ended December 31, 2006;

•                  Quarterly Reports on Forms 10-QSB and 10-QSB/A for the quarter ended March 31, 2007;

•                  Current Reports on Form 8-K and Form 8-K/A filed on February 5, 2007, February 13, 2007, February 27, 2007, April 3, 2007, April 17, 2007, April 27, 2007 and May 14, 2007; and

•                  the description of our common stock incorporated by reference in our Form 8-A filed August 14, 2006.

You may request a copy of any of our SEC filings, at no cost, by writing or telephoning us at the following address or phone number:

Chief Executive Officer
Idaho General Mines, Inc.
10 N. Post Street, Suite 610
Spokane, WA 99201